UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_______________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 6, 2015

MICREL, INCORPORATED
(Exact name of Registrant as specified in its charter)

California	94-2526744
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

2180 Fortune Drive, San Jose, CA       95131
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (408) 944-0800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act  (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN REPORT

Item 1.01. Entry into a Material Definitive Agreement

On May 7, 2015, Micrel, Incorporated (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Microchip Technology Incorporated, a Delaware corporation (“Microchip”), Mambo Acquisition Corp., a California corporation and a wholly owned subsidiary of Microchip (“Merger Sub”), and Mambo Acquisition LLC, a California limited liability company and a wholly owned subsidiary of Microchip (“Merger Sub LLC”). The Merger Agreement provides for the acquisition of the Company by Microchip by means of a first step merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Microchip (the “Interim Surviving Company”), and a second step merger of the Interim Surviving Company into Merger Sub LLC, with Merger Sub LLC surviving the second step merger as a wholly owned subsidiary of Microchip.

Set out below is a summary of the principal terms of the Merger Agreement:

Effect of Merger on the Company’s Common Stock, Stock Options and RSUs

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:

•
Common Stock.  Each share of common stock, no par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the effective time (other than any shares held by Microchip, the Company or any of their respective wholly owned subsidiaries) will be cancelled and converted into the right to receive, at each shareholders of the Company’s election, (i) $14.00  in cash (the “Cash Consideration”) or (ii) a number of shares of common stock, par value $0.001 per share, of Microchip equal to $14.00 divided by the average closing sale price for a share of Microchip common stock for the ten most recent trading days ending on the second to last trading day immediately prior to closing (the “Stock Consideration”), subject to adjustment pursuant to the terms of the Merger Agreement.

A minimum of 42% of the Company Common Stock will receive shares of Microchip common stock as consideration under the Merger Agreement.  If the Cash Consideration is oversubscribed, the cash will be subject to proration in accordance with the terms of the Merger Agreement.  The stock component of the consideration is intended to represent a tax-free exchange for U.S. federal income tax purposes.

•
Stock Options.  Each of the Company’s vested options (including options that vest as a result of the consummation of the transactions contemplated by the Merger Agreement) will be cashed out at, or as soon as practicable following, the effective time of the Merger for an amount equal to the excess, if any, of the Cash Consideration over the per share exercise price of such option.  Any vested option that has an exercise price that is equal to or greater than the Cash Consideration will be cancelled without consideration therefor.  Any option that is not cashed out or cancelled as described above will be assumed by Microchip, based on an exchange ratio specified in the Merger Agreement.

•
Restricted Stock Units (“RSUs”).  Each of the Company’s RSUs that vest as a result of the consummation of the transactions contemplated by the Merger Agreement will be cashed out at, or as soon as practicable following, the effective time of the Merger for an amount equal to the Cash Consideration.  Any RSU that is not cashed out as described above will be assumed by Microchip, based on an exchange ratio specified in the Merger Agreement.

Representations, Warranties and Covenants

The Merger Agreement contains representations, warranties and covenants of the Company, Microchip, Merger Sub and Merger Sub LLC, including, among others, covenants by the Company to:

•	call and hold a shareholder meeting to adopt the Merger Agreement;

•
have its Board of Directors recommend that the Company’s shareholders adopt the Merger Agreement (subject to certain exceptions that permit the Company’s Board of Directors to take certain actions required by its fiduciary duties);

•
refrain from (i) soliciting, initiating, or knowingly encouraging,  facilitating or inducing the making, submitting or announcing of an Acquisition Proposal (as defined in the Merger Agreement) and (ii) entering into discussions with respect to an Acquisition Proposal with any third party, or providing confidential information relating to the Company or any of its subsidiaries for the purpose of assisting or facilitating the making of an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal (subject to certain exceptions that permit the Company’s Board of Directors to take actions required by their fiduciary duties); and

•
conduct its business in the ordinary course consistent with past practice during the period between the date of the Merger Agreement and the closing of the Merger and to refrain from certain kinds of transactions during that period.

Conditions to Closing of the Merger

The closing of the Merger is subject to customary closing conditions, including:

•	adoption of the Merger Agreement by the Company’s shareholders;

•	absence of any law or order prohibiting the consummation of the Merger; and

•	expiration or termination of the applicable Hart-Scott-Rodino waiting period and receipt of certain other regulatory approvals.

Termination of the Merger Agreement

The Merger Agreement contains customary termination provisions, including the right of the Company to terminate the Merger Agreement if its Board of Directors receives a superior proposal (as defined in the Merger Agreement) or if an intervening event (as defined in the Merger Agreement) occurs and otherwise complies with certain terms of the Merger Agreement. In connection with a termination to accept a superior proposal, Microchip will be entitled to a fee of $34.6 million. The $34.6 million fee is also payable to Microchip in other limited circumstances involving a change in the Board of Directors recommendation or a competing proposal and termination of the Merger Agreement. An $8.0 million fee is also payable in certain circumstances where the Company’s shareholders do not approve and adopt the Merger Agreement.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Microchip, Merger Sub, Merger Sub LLC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

In connection with the parties’ entry into the Merger Agreement, the directors of the Company and certain of its officers have entered into voting agreements pursuant to which they have agreed (1) to vote their shares of common stock of the Company in favor of the Merger (2) to comply with certain restrictions on the disposition of such shares, subject to the terms and conditions contained therein and (3) to vote against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expect to lead to an acquisition proposal or acquisition transaction relating to the Company or that would impeded, interfere with, delay, discourage or adversely affect or inhibit the timely consummation of the Merger. Pursuant to their terms, such voting agreements will terminate concurrently with any termination of the Merger Agreement.

The Boards of Directors of the Company and Microchip have unanimously approved the Merger and the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement.

Additional Information about this Transaction

In connection with the proposed transaction, Microchip intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of Microchip. The Company will mail to its shareholders the proxy statement in connection with the Merger. We urge investors and security holders to read the proxy statement/prospectus and other relevant documents when they become available because they will contain important information regarding the Merger.  You may obtain free copies of these documents (when available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov.  You also may obtain the proxy statement/prospectus (when it is available) and other documents filed by the Company with the SEC relating to the Merger for free by accessing the Company’s website at www.micrel.com by clicking on the link for “Corporate,” then clicking on the link for “Investors.”

Participants in this Transaction

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Merger.  Information regarding the interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus when it is filed with the SEC.  You may find additional information about the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K/A which was filed with the SEC on April 24, 2015.  You can obtain free copies of these documents from the Company using the contact information above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this document are forward-looking statements about the benefits of the transaction involving Microchip and Micrel, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These uncertainties may cause our actual future results to be materially different from those discussed in forward-looking statements. These risks and uncertainties include the ability of the parties to complete the Merger; the parties’ ability to obtain regulatory approvals of the Merger on the contemplated terms and schedule; the failure of our shareholders to approve the transaction; the impact of the announcement of, or failure to complete, the Merger on our relationships with suppliers, customers and employees; and potential or actual litigation.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to the Company at this time. Such statements are subject to change, and we do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company’s reports filed with the SEC. Investors are advised to read the Company’s Annual Report on Form 10-K, as amended and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Merger, and in consideration of their sustained commitment and dedication to the Company during the process leading to the Merger, certain of the Company’s senior executives, including the four named executive officers identified below, entered into retention letters with the Company pursuant to which each executive is eligible to receive a lump sum cash retention bonus on the earlier to occur of December 31, 2015 and the three-month anniversary of the consummation of a Change of Control (as defined in the retention letter), subject to the executive’s continued employment through the applicable payment date other than under circumstances described in the applicable retention letter. The Merger will constitute a Change of Control under the retention letters upon its consummation. Such executive officers are eligible to receive retention bonuses in the following amounts:  Robert E. DeBarr, Chief Financial Officer and Vice President of Finance and Human Resources – $278,100; Mansour Izadinia, Senior Vice President – $195,056; James G. Gandenberger, Vice President of Worldwide Operations and Foundry Business – $147,439; and Colin Sturt, Vice President of Corporate Development, General Counsel and Corporate Secretary – $254,871.  The foregoing summary of the retention bonuses is qualified in its entirety by the form of retention letter, which is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

Item 8.01.	Other Events.

Background of Entry into the Merger Agreement with Microchip

As previously disclosed in a Current Report on Form 8-K filed on January 20, 2015, the Company’s Board of Directors formed a Transaction Committee comprised of independent directors and granted them broad authority to consider and recommend to the Board of Directors a range of strategic alternatives, including a potential sale of the Company. The Board of Directors engaged Credit Suisse Securities (USA) LLC (“Credit Suisse”) as financial advisors and Davis Polk & Wardwell LLP as legal counsel.  From the time of formation of the Transaction Committee through the end of February, a total of 36 potential buyers were contacted, of which 13 potential bidders signed nondisclosure agreements and participated in management presentations.

Ultimately three potential acquirors submitted indications of interest, including Microchip. The Transaction Committee pursued discussions with all three parties and gave them access to an online data room and oversaw meetings with management. Of the three parties who made initial indications of interest, only Microchip made a definitive proposal to acquire the Company. The Company entered into an exclusivity agreement with Microchip on April 17, 2015 covering a three week period during which the Transaction Committee negotiated the Merger Agreement with Microchip and Microchip continued its diligence of the Company. Based in part on a recommendation of the Transaction Committee, the Company’s Board of Directors unanimously agreed the Merger Agreement was in the best interest of the shareholders and approved the Merger Agreement on May 7, 2015.

2015 Annual Meeting of Shareholders

On May 7, 2015, the Company’s Board of Directors decided to postpone the 2015 Annual Meeting of Shareholders because of the pending transactions contemplated by the Merger Agreement which are expected to close early in the third quarter of 2015.

As a result of the postponement of the 2015 Annual Meeting of Shareholders, the due date for the provision of any qualified shareholder proposal under the rules of the SEC, described in the previous Current Report filed on the 8-K with the SEC on April 13, 2015 is no longer applicable. In the event the Board of Directors determines it advisable to hold the 2015 Annual Meeting of Shareholders, the Company will notify shareholders of the new meeting date and the due date by which any qualified shareholder proposals should be submitted. Any such notice will be provided in accordance with state law, the Company’s Bylaws, and the requirements of the SEC.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

2.1	Agreement and Plan of Merger, dated as of May 7, 2015, by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and Micrel, Incorporated.
10.1	Form of Retention Letter.
99.1	Joint press release issued by Microchip Technology Incorporated and Micrel, Incorporated, dated May 7, 2015.

Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Commission upon request any omitted schedule or exhibit to the Merger Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INCORPORATED (the Registrant)

By:	/s/ ROBERT E. DEBARR
Robert E. DeBarr
Chief Financial Officer and Vice President of Finance and Human Resources
(Principal Financial and Accounting Officer)

Dated: May 8, 2015

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of May 7, 2015, by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and Micrel, Incorporated.
10.1	Form of Retention Letter.
99.1	Joint press release issued by Microchip Technology Incorporated and Micrel, Incorporated, dated May 7, 2015.